SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Gene S. Bertcher

1603 LBJ Freeway, Suite 300

Dallas, Texas 75234

(469) 522-4200

(469) 522-4360 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

August 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 029174-10-9

1		name of reporting person arcadian energy, inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC and OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 542,303
	8	shared voting power -0-
	9	sole dispositive power 542,303
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 542,303
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 3.39%
14		type of reporting person OO

2

CUSIP No. 029174-10-9

1		name of reporting person Realty Advisors, LLC
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC and OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 2,470,000*
	8	shared voting power -0-
	9	sole dispositive power 2,470,000*
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 3,929,828**
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 24.57%
14		type of reporting person OO

* 7,921,508 shares were previously reported under Realty Advisors, LLC, but 5,451,508 of such shares are held in accounts of Realty Advisors, Inc. [the sole Member of Realty Advisors, LLC] and should have been (and are now) reported there.

** RA Stock Holdings, Inc., which owns 1,429,828 shares (9.13%), is wholly owned by Realty Advisors, LLC.

3

CUSIP No. 029174-10-9

1		name of reporting person RA Stock Holdings, Inc. (formerly, Prime Stock Holdings, Inc.)
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 1,459,828
	8	shared voting power -0-
	9	sole dispositive power 1,459,828
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 1,459,828
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 9.13%
14		type of reporting person CO

4

CUSIP No. 029174-10-9

1		name of reporting person Realty Advisors, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 9,457,140*
	8	shared voting power -0-
	9	sole dispositive power 9,457,140*
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 13,929,271**
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 87.07%
14		type of reporting person CO

*       At least 5,451,508 of such shares were previously reported as held by Realty Advisors, LLC, the sole Member of which is Realty Advisors, Inc., which shares are actually held in accounts of Realty Advisors, Inc.

**       Includes (i) 1,429,828 shares (9.13%) owned by RA Stock Holdings, Inc., which is wholly owned by Realty Advisors, LLC, (ii) 2,470,000 shares (15.44%) owned by Realty Advisors, LLC, the sole member of which is Realty Advisors, Inc., (iii) 542,303 shares (3.39%) owned by Arcadian Energy, Inc., which is wholly owned by Realty Advisors, Inc., and (iv) 9,457,140 shares (59.12%) owned by Realty Advisors, Inc.

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CUSIP No. 029174-10-9

1		name of reporting person Transcontinental Realty Investors, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 140,000*
	8	shared voting power -0-
	9	sole dispositive power 140,000*
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 140,000*
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 0.94%
14		type of reporting person CO

* 229,214 shares were previously reported, but a physical count in June 2018 revealed only 140,000 held. As the shares were previously pledged as collateral to Metropolitan Savings, it is believed that such institution sold 89,214 shares into the market.

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CUSIP No. 029174-10-9

1		name of reporting person The Gene E. Phillips Children’s Trust
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization texas
number of shares beneficially owned by each reporting person with	7	sole voting power 27,602
	8	shared voting power -0-
	9	sole dispositive power 27,602
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 27,602
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 0.172%
14		type of reporting person OO

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CUSIP No. 029174-10-9

1		name of reporting person May Realty Holdings, Inc. (formerly, Realty Advisors Management, Inc.)
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 13,929,271*
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 87.07%
14		type of reporting person CO

* Includes (i) 1,429,828 Shares (9.13%) owned by RA Stock Holdings, Inc., which is wholly owned by Realty Advisors, LLC, (ii) 2,470,000 Shares (15.44%) owned directly by Realty Advisors, LLC, the sole member of which is Realty Advisors, Inc., (iii) 542,303 Shares (3.39%) owned by Arcadian Energy, Inc., which is a wholly owned subsidiary of Realty Advisors, Inc., and (iv) 9,457,140 Shares owned directly by Realty Advisors, Inc., which is wholly owned by May Realty Holdings, Inc.

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Item 1. Security and Issuer

This Amendment No. 17 to Statement on Schedule 13D (this “Amendment No. 17”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 16 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange (“NYSE”). The CUSIP number of the Shares is 029174-10-9.

This Amendment No. 17 to Schedule 13D is being filed (i) to reflect the correct number of Shares held by two of the Reporting Persons, following account confirmations concluded on August 22, 2018, and (ii) to include a new Reporting Person which holds 542,303 Shares, which Reporting Person was acquired as a subsidiary of one of the Reporting Persons. See Items 2 and 5 below.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) This Amendment No. 17 is filed on behalf of The Gene E. Phillips Children’s Trust, a trust formed under the laws of the State of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), May Realty Holdings, Inc. (formerly, Realty Advisors Management, Inc.), a Nevada corporation (“MRHI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), the sole stockholder of which is MRHI, Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), the sole member of which is RAI and RA Stock Holdings, Inc. (formerly, Prime Stock Holdings, Inc.), a Nevada corporation (“Holdings”), which is wholly owned by RALLC and Arcadian Energy, Inc., a Nevada corporation (“AEI”), which has been, since December 21, 2017, a wholly owned subsidiary of RAI. Each of the Reporting Persons has its principal executive offices located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234. All of GEP Trust, TCI, MRHI, RAI, RALLC, Holdings and AEI are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Holdings is owned by RALLC, the sole member of which is RAI, the sole stockholder of which is MRHI, which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children. RALLC owns all of the voting securities of Holdings. RAI owns all of the voting securities of AEI. The executive officers of TCI are also executive officers of MRHI, RAI and RALLC. Mr. Phillips’ son, Bradford A. Phillips, serves as a Vice President of MRHI and is one of the beneficiaries of the GEP Trust. The executive officers of ARL are also executive officers of TCI.

Item 5. Interest in Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)       According to the latest information available from the Issuer, as of June 30, 2018, the total number of issued and outstanding Shares was 15,997,076. After giving effect to the matters described in item 5(c), the Reporting Persons own and hold directly and beneficially the following Shares as of August 22, 2018:

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Name	No. of Shares Owned Directly	Approximate Percent of Class
AEI	542,303	3.39%
GEP Trust	27,602	0.172%
TCI	140,000	0.88%
RALLC	2,470,000	15.44%
RAI	9,457,140	59.12%
MRHI	-0-	0.00%
Holdings	1,459,828	9.13%
	14,096,873	88.12%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Holdings may be deemed to beneficially own the number of Shares owned by Holdings described above; each of the directors of MRHI may be deemed to beneficially own the number of Shares owned by RAI, RALLC, Holdings and AEI described above; each of the managers of RALLC may be deemed to beneficially own the number of Shares beneficially owned by RALLC and Holdings; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RALLC, Holdings and AEI described above; the director of AEI may be deemed to beneficially own the number of Shares of AEI described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; the Trustees of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of August 22, 2018, are set forth in the following table:

Name of Director and/or Manager	Entity	No. of Shares Beneficially Owned	Percent of Class
Donald W. Phillips	GEP Trust	27,602	0.172%
Mickey Ned Phillips	AEI, RALLC, MRHI, Holdings, and RAI	13,929,271	87.07%
Henry A. Butler	TCI	140,000	0.88%
Robert A. Jakuszewski	TCI	140,000	0.88%
Ted R. Munselle	TCI	140,000	0.88%
Raymond D. Roberts	TCI	140,000	0.88%
Gene S. Bertcher	RALLC and Holdings	3,929,828	24.57%
Daniel J. Moos+	RALLC and Holdings	3,929,828	24.57%
Total Shares beneficially owned by Reporting Persons and individuals listed above:		14,096,873	88.12%

+       Daniel J. Moos owns directly 5,000 Shares, which are not included in the table.

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(b)       Each of the managers of RALLC shares voting and dispositive power over the 2,470,000 Shares held by RALLC. Each of the directors of Holdings shares voting and dispositive power over the 1,459,828 Shares held by Holdings. Each of the directors of TCI shares voting and dispositive power over the 140,000 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust. Each of the directors of RAI share voting and dispositive power over the 9,457,140 Shares held by RAI. Each of the directors of AEI shares voting and dispositive power over the 542,303 Shares held by AEI.

(c)       During the 60 calendar days ended August 22, 2018, the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof. During June 2018, a complete review was made of all brokerage accounts held by the Reporting Persons to reconcile all Shares held. Also, the original Arcadian Energy, Inc. merged with and into RAI Acquisitions, Inc., a wholly owned subsidiary of RAI, on December 21, 2017, which then changed its name to Arcadian Energy, Inc. The original Arcadian Energy, Inc. has held 542,303 Shares for more than two years.

(d)       No person other than the Reporting Persons or their respective Board of Directors, Managers or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by AEI, RAI, RALLC, Holdings, TCI and/or the GEP Trust.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

Of the Shares owned directly by RAI, 3,433,436 Shares are subject to an accommodation pledge for a loan to another entity at First NBC Bank and 405,900 Shares are subject to a pledge for a loan from Shillington to RAI. Of the Shares owned directly by RALLC, 2,450,000 are subject to an accommodation pledge for a loan to another entity at First NBC Bank.

Of the Shares owned by TCI, 140,000 Shares are subject to an accommodation pledge for a loan to another entity at First NBC Bank.

Of the Shares owned by RALLC, 20,000 Shares are subject to an accommodation pledge for a loan to another entity at United Bank.

Of the Shares owned directly by RAI, 4,499,168 Shares and the 1,459,828 Shares owned by Holdings, all are held in bank and brokerage accounts along with other securities owned by each entity and, as such, those Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 15 to Statement on Schedule 13D is true, complete, and correct.

Dated: August 22, 2018

REALTY ADVISORS, INC.

By: /s/ Gene S. Bertcher

Gene S. Bertcher, Vice President

GENE E. PHILLIPS CHILDREN’S TRUST

By: /s/ Donald W. Phillips

Donald W. Phillips, Trustee

RA STOCK HOLDINGS, INC.

By: /s/ Gene S. Bertcher

Gene S. Bertcher, Vice President

ARCADIAN ENERGY, INC.

By: /s/ Robert C. Murray

Robert C. Murray, Sr.

REALTY ADVISORS, LLC

By: /s/ Gene S. Bertcher

Gene S. Bertcher, Vice President

TRANSCONTINENTAL REALTY INVESTORS, INC.

By: /s/ Gene S. Bertcher

Gene S. Bertcher, Executive Vice President

MAY REALTY HOLDINGS, INC.

By: /s/ Gene S. Bertcher

Gene S. Bertcher, Vice President

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